Exhibit 99.(h)

METROPOLITAN WEST FUNDS

SHAREHOLDER SERVICING PLAN

November 13, 2007

This Shareholder Servicing Plan (the “Plan”), as may be amended from time, is adopted by the METROPOLITAN WEST FUNDS, a Delaware statutory trust (the “Trust”) with respect to the particular class of shares of each series of its shares identified on Schedule A, attached hereto and incorporated by reference (each such series covered by this Plan, a “Fund”). The Plan has been approved by a majority of the Trust’s Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), and who have no direct financial interest in the operation of the Plan (the “Independent Trustees”), cast in person at a meeting called for the purpose of voting on the Plan.

Amounts paid under this Plan are not intended to constitute payments related to the distribution of the shares of the Funds required to be paid under a plan adopted under Rule 12b-1 under the 1940 Act. This Plan is intended to be separate from any such Rule 12b-1 plan adopted by a Fund with respect to any class of its shares.

1. Authorization.

(a) Each of the proper officers of Trust is authorized to execute and deliver, in the name and on behalf of Trust, written agreements based substantially on the form attached hereto as Schedule B or any other form duly approved by the Trust’s Board of Trustees (each, an “Agreement” and collectively, the “Agreements”) with broker/dealers, banks and other financial institutions that are dealers of record or holders of record or which have a servicing relationship (each, a “Servicing Agent” and collectively, the “Servicing Agents”) with the beneficial owners of the specified class of shares of each Fund, provided that any material modifications of services listed in an Agreement shall be presented for approval or ratification by the Trust’s Board of Trustees (the “Trustees”) at the next regularly scheduled board meeting.

(b) Pursuant to such Agreements, the Servicing Agents shall provide shareholder support services as set forth therein to their clients who beneficially own such class of shares of each Fund as identified in Schedule A in consideration of a fee, computed monthly in the manner set forth in the applicable Fund’s then-current prospectus, at an annual rate of up to 0.25% (or such lower amount specified in the then-current prospectus and approved by the Independent Trustees) of the average daily net asset value of the class of shares beneficially owned by or attributable to such clients.

(c) The Trust’s distributor, administrator, and adviser, and their affiliates, are eligible to become Servicing Agents and to receive fees under this Plan.

(d) All expenses incurred by a Fund in connection with the Agreements and the implementation of this Plan shall be borne entirely by the holders of the class of shares of the particular Fund involved. If more than one Fund is involved and these expenses are not directly attributable to shares of a particular Fund, then the expenses may be allocated between or among the shares of the Funds in a fair and equitable manner.

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2. Monitoring of Servicing Agents. The Trust’s administrator and/or distributor shall monitor the arrangements pertaining to the Agreements with Servicing Agents. The Trust’s administrator and distributor shall not, however, be obligated by this Plan to recommend, and the Trust shall not be obligated to execute, any Agreement with any qualifying Servicing Agents.

3. Written Reports. The Trust’s distributor shall provide to the Trust’s Board, for its review, on at least a quarterly basis, a written report of the monies paid by the Trust under the Plan with respect to each Fund, and shall furnish the Board with such other information as the Board may reasonably request in connection with the payments made under the Plan in order to enable the Board to make an informed determination of whether the Plan should be continued as to each Fund.

4. Term and Termination. This Plan shall continue in full force and effect for a period of one year upon approval and adoption by the Board and shall continue thereafter automatically for successive annual periods provided such continuance is approved by a majority of the Board, including a majority of the Independent Trustees. This Plan is terminable at any time upon the vote of a majority of the Independent Trustees.

5. Amendment. This Plan may be amended at any time by the Board, provided that any material amendments of the terms of this Plan shall become effective only upon the approval by a majority of the Board, including a majority of the Trustees who are not interested persons of the Trust.

6. Independent Trustees. While this Plan is in effect, the selection and nomination of the Independent Trustees shall be committed to the discretion of such Independent Trustees.

7. Effective Date of Plan. The Plan shall take effect as to a Fund at such time as it has received requisite Trustee approval with respect to such Fund.

8. Preservation of Materials. The Trust will preserve copies of the Plan, any agreements relating to the Plan and any report made pursuant to Section 3 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

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SCHEDULE A

Fund Name	Share Class
Ultra Short Bond Fund	Administrative Class

Low Duration Bond Fund	Administrative Class

Intermediate Bond Fund	Administrative Class

Total Return Bond Fund	Administrative Class

High Yield Bond Fund	Administrative Class

Strategic Income Fund	Administrative Class

AlphaTrak 500 Fund	Administrative Class

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SCHEDULE B

Form of Agreement